FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated August 7, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts

Szabolcs Czenthe	Magyar Telekom IR	+36-1-458-0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457-6029
Linda László	Magyar Telekom IR	+36-1-457-6084
Márton Peresztegi	Magyar Telekom IR	+36-1-458-7382
investor.relations@telekom.hu

H1 2008 results: strong margin reflects efficiency improvements

Budapest – August 7, 2008 – Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first six months of 2008, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues grew by 2.2% to HUF 335.8 bn (EUR 1323.4 m) in H1 2008 over the same period in 2007. Growth in mobile and SI/IT revenues, helped by the reversal of provisions related to fixed to mobile traffic revenues in the amount of HUF 8.5bn, compensated for the lower fixed line revenues in Hungary.

•                  EBITDA was up by 12.1% to HUF 144.3 bn, with an EBITDA margin of 43.0%. Group EBITDA excluding investigation-related costs (HUF 3.4 bn in H1 2008 and HUF 1.9 bn in H1 2007) as well as severance payments and accruals (HUF 2.1 bn in H1 2008 and HUF 7.2 bn in H1 2007, including headcount reduction-related and a portion attributable to contractual termination expense of key managers) increased by 8.7% year-on-year. EBITDA margin without these special influences was 44.6%. The savings generated from the headcount reduction are reflected in the profitability, which was also helped by the reversal of provisions related to fixed to mobile traffic revenues in the amount of HUF 8.5 bn in the second quarter and by real estate sales in the first quarter of 2008.

•                  Profit attributable to equity holders of the company (net income) increased by 57.1%, from HUF 34.2 bn (EUR 136.4 m) to HUF 53.7 bn (EUR 211.5 m). Besides higher EBITDA, the increase was also due to lower net financial expenses driven by FX gains in the first half of 2008.

•                  Net cash generated from operating activities decreased from HUF 121.7 bn to HUF 102.6 bn. The higher EBITDA was offset by the increased working capital requirements, mainly driven by the use of provisions related to the headcount reduction program and the reversal of provisions related to fixed to mobile traffic revenues. Net cash used in investing activities increased from HUF 21.5 bn to HUF 43.3 bn due to higher gross additions to tangible and intangible assets (capex) and lower proceeds from other financial assets. Net cash used in financing activities decreased significantly, as Q1 2007 figures include the dividends paid to shareholders in January 2007 for 2005 financials and the related financing requirement.

•                  Additions to tangible and intangible assets increased from HUF 28.3 bn to HUF 38.6 bn. Of this, HUF 20.2 bn is related to the T-Com segment, HUF 16.5 bn to T-Mobile (within this, HUF 6.5 bn was spent on mobile broadband investment in Hungary), HUF 0.7 bn to T-Systems and HUF 1.2 bn to Group Headquarters and Shared Services.

•                  Net debt decreased from HUF 301.4 bn to HUF 289.5 bn by the end of June 2008, reflecting the strong cash flow generation. The net debt ratio (net debt to net debt plus total equity) was slightly down from 35.1% at the end of H1 2007 to 34.6% at end-June 2008.

Christopher Mattheisen, Chairman and CEO commented: “Our solid performance in the first half of 2008 shows the results of our strong commitment to increasing efficiency across the Group through a new management structure and reduced headcount. Following a 13.9% reduction in overall headcount against our 15% target for 2008, the headcount reduction program is already over 90% completed.

While in Macedonia and Montenegro it is the voice market, which remains the main source of competition, in Hungary our competitors’ emphasis is more on TV and broadband service offerings. While at T-Mobile Hungary mobile broadband has become the key growth driver fuelling value added service revenue growth, in the fixed line segment growth in internet revenues slowed down significantly and fixed line churn increased further. In response to this industry dynamic, the T-Home rebranding starting this autumn will align our product portfolio with the integrated corporate structure, allowing us to leverage our full range of services. Our ultimate aim, through an increased focus on double and triple play services, is to reposition Magyar Telekom as a fully integrated service provider with improved service quality.”

Q2 2008 results analysis

Group:

•                  Revenues grew by 3.5% to HUF 173.1 bn in the second quarter of 2008 over the same period in 2007. This was driven by the reversal of provisions related to fixed to mobile traffic revenues in the amount of HUF 8.5 bn accounted within domestic outgoing revenues. This reversal relates to a recent NRA resolution regarding fixed to mobile termination rates. Excluding this item, revenues were down by 1.6% as growth in mobile and internet revenues could not offset the decline in fixed voice revenues.

•                  EBITDA was up by 14.7% to HUF 75.4 bn and EBITDA margin reached 43.6% in Q2 2008. Lower severance expenses (HUF 2.1 bn in Q2 2008 and HUF 3.2 bn in Q2 2007) and the positive impact of the reversal of provisions related to fixed to mobile traffic revenues in the amount of HUF 8.5bn were partly offset by higher investigation-related costs (HUF 1.9 bn in Q2 2008 and HUF 1.0 bn in Q2 2007). Excluding these items, EBITDA was up by 1.2% and EBITDA margin was 43.0% thanks to the increased efficiency of the integrated organization.

T-Com

Revenues before elimination fell by 2.7% to HUF 75.0 bn in Q2 2008 compared to the same period last year, while EBITDA margin was 41.6%.

•                  T-Com Hungary reported a revenue decline of 1.5% to HUF 60.8 bn in Q2 2008. The decline was driven by decreasing voice revenues, with increasing competition primarily from mobile and cable operators causing a continuous reduction in traffic and average tariff levels. Internet revenues were also slightly down, reflecting the slowdown in ADSL customer growth and the decline in average broadband price levels. The total number of broadband connections was above 742,000 at end-June 2008, while the aforementioned competition resulted in an accelerated decline in the total number of fixed lines (down 8.0% at end-June 2008 compared to a year ago). On the other hand, the reversal of provisions related to fixed to mobile traffic revenues in the amount of HUF 3.2 bn had a positive impact both on revenues and EBITDA. Driven by this reversal and headcount reduction related severance expenses of HUF 2.7 bn accounted in Q2 2007, EBITDA was up by 23.0% to HUF 27.7 bn and EBITDA margin was 45.6%.

•                  In Macedonia, revenues decreased by 1.8% to HUF 9.7 bn, as higher internet, data and equipment revenues could not offset the lower voice traffic revenues. Both retail and wholesale voice revenues were down due to increasing mobile substitution and competition from alternative operators. EBITDA was down by 58.9% to HUF 2.0 bn, driven by headcount-reduction related severance expenses created in the second quarter in the amount of HUF 1.7 bn. EBITDA margin excluding this provision was 37.7% in Q2 2008.

•                  Revenues of T-Com Crna Gora were down by 19.3% to HUF 4.5 bn in Q2 2008. The decline in retail and wholesale traffic revenues was mainly driven by mobile substitution and significantly lower transit traffic from the mobile competitor Promonte. The strong increase in internet and data revenues was a result of the rapidly increasing broadband market. The ADSL customer base almost tripled in the last year, while demand for IPTV services also drove broadband revenues. EBITDA was down by 25.0% to HUF 1.5 bn and EBITDA margin was 33.3% in Q2 2008.

T-Mobile

Revenues before elimination increased by 2.1% to HUF 86.7 bn in the second quarter this year compared to the same period in 2007; EBITDA margin was 46.5%.

•                  T-Mobile Hungary showed a revenue increase of 1.3% to HUF 69.9 bn in the second quarter, as the growth in the customer base and expansion of value added service revenues were mostly offset by a decline in wholesale voice revenues due to the cut in mobile termination rates in January 2008. T-Mobile Hungary maintained its market leader position with 44% at end-June 2008. Despite the continued rise in value added service revenues and usage, ARPU showed a 9.0% decrease year-on-year due to the declining tariff levels, the cut in mobile termination rates and the higher inactive ratio. Average acquisition cost per new customer decreased by 19.9% due to the higher ratio of prepaid sales in the second quarter. The population-based coverage of our HSDPA network reached 59% by the end of June. Thanks to decreasing asymmetry in the termination rates and lower handset subsidies, EBITDA was up by 7.3% to HUF 31.9 bn and EBITDA margin reached 45.6% in the second quarter of 2008.

•                  T-Mobile Macedonia reported revenue growth of 9.6% to HUF 11.3 bn thanks to the growing customer base and the national roaming agreement with the third mobile operator. The strong growth in the customer base and the improving customer mix were able to offset the 13.8% decline in ARPU, which resulted from the continuous tariff decreases after the entrance of the third mobile operator. Lower handset subsidies also helped EBITDA, which increased by 16.4% to HUF 6.7 bn and EBITDA margin was 59.1% in Q2 2008.

•                  Revenues of T-Mobile Crna Gora decreased by 4.6% to HUF 4.2 bn in Q2 2008. Due to the market entry of the third mobile operator in Montenegro, tariff levels and international traffic decreased significantly. ARPU was down by 14.7% in the first half of 2008, driven by new offers with lower tariff levels and bundled minutes. EBITDA decreased by 15.9% to HUF 1.3 bn and EBITDA margin was 31.7% in Q2 2008.

•                  Revenues of Pro-M, the TETRA service company, accounted HUF 1.9 bn in the second quarter of 2008. EBITDA was HUF 0.4 bn and the EBITDA margin reached 23.7% in the second quarter of 2008.

T-Systems

Revenues before elimination increased by 24.8% to HUF 23.6 bn driven by the reversal of provisions related to fixed to mobile traffic revenues in the amount of HUF 5.3 bn. Revenues excluding this one-off item were down by 3.5% due to strong mobile substitution driven by competitive mobile offers. SI/IT revenues were slightly up thanks to the higher number of projects realized in the second quarter. EBITDA more than doubled to HUF 9.5 bn thanks to the reversal of provisions and EBITDA margin was 40.3% in Q2 2008. EBITDA also included HUF 0.3 bn of severance expenses.

Group Headquarters and Shared services

Revenues before elimination were down by 7.1% to HUF 5.6 bn. EBITDA decreased by 11.1% to HUF -5.6 bn due to the higher investigation-related expenses this year (HUF 1.0 bn in Q2 2007 compared to HUF 1.9 bn in Q2 2008), partly offset by lower employee-related expenses thanks to the reduced headcount number.

As previously disclosed, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (“PwC”) identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the Foreign Corrupt Practices Act (“FCPA”), or internal Company policy. The Company’s Audit Committee also informed the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”), and the Hungarian Supervisory Financial Authority of the internal investigation.

PwC initially raised concerns regarding two consultancy contracts entered into in 2005 by our Montenegrin subsidiaries, Crnogorski Telekom and T-Mobile Crna Gora. The initial scope of the internal investigation involved review of these two contracts. Early in the investigation, two additional consultancy contracts entered into by Magyar Telekom in 2005, were also called into question by the investigating law firm. As a result, our Audit Committee expanded the scope of the internal investigation to cover these contracts and related activities.

In December 2006, the investigating law firm delivered an Initial Report of Investigation to the Audit Committee and the Board of Directors. As of the date of the Initial Report, the independent investigators were unable to find sufficient evidence to show that any of the four contracts subject of the internal investigation of the Company’s Montenegrin operations resulted in the provision of services to the Company or to our subsidiaries under those contracts of a value commensurate with the payments the Company made under those contracts. As of the date of the Initial Report, the independent investigators were unable to determine definitively the purpose of those contracts, and it is possible that the contracts may have been entered into for an improper purpose, and in particular may have been in violation of the FCPA, other U.S. laws or regulations, and/or internal Company policy. The Audit Committee, through its counsel, has informed the DOJ and the SEC of these initial findings.

The independent investigators also identified several additional contracts entered into by our Macedonian subsidiary that warranted further review. In February 2007, the Company’s Board of Directors and Audit Committee determined that those contracts and any related or similarly questionable contracts or payments, should be reviewed, and the Board and Audit Committee expanded the scope of the internal investigation to cover those matters. The internal investigation is continuing. In May 2008, the independent investigators provided us with a “Status Report on the Macedonian Phase of the Independent Investigation.” In the Status Report, White & Case stated, among other things, that “there is affirmative evidence of illegitimacy in the formation and/or performance” of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million.

The Company and the internal investigating law firm are in regular contact with the Hungarian Financial Supervisory Authority, the Hungarian National Bureau of Investigation, the DOJ and the SEC, regarding the internal investigation. These U.S. and Hungarian authorities have opened their own investigations concerning at least the transactions which are the subject of the Company’s internal investigation, to determine whether there have been violations of U.S. and Hungarian law (the “Government investigations”). During 2007, the DOJ and the SEC expanded the scope of their investigations to include inquiry into the actions taken by the Company in connection with the internal investigation and the Company’s public disclosures regarding the internal investigation. The Company is committed to cooperating with these investigations by responding to requests for documents and information from these authorities to the fullest extent allowed under applicable law.

The Company cannot predict when the internal investigation or the Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on the Company’s financial statements or results of operations. The Hungarian authorities, the DOJ or the SEC could seek criminal or civil sanctions, including monetary penalties, against Magyar Telekom, as well as additional changes to its business practices and compliance programs.

As a consequence of the internal investigation, the Company has suspended a number of employees, including senior officers of the Company and of certain subsidiaries, respectively, whose employment have since been terminated. The Crnogorski Telekom Board of Directors has also been replaced as a result of the internal investigation.

As a result of the investigations the Company and some of our subsidiaries may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. To date, the Company has been fined HUF 13 million as a consequence of previous delays related to the investigations. The Company is unable to estimate either the amount of any additional fines or the costs, in general, it could incur in relation to the investigation.

Magyar Telekom incurred HUF 3.4 bn expenses relating to the investigation in the first half of 2008, which are included in other operating expenses in the Group Headquarters and Shared services segment.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including traditional fixed line and mobile telephony, data transmission, value-added, IT and system integration services. Magyar Telekom owns the majority of the shares of Makedonski Telekom, the leading fixed line operator and its subsidiary T-Mobile Macedonia, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Crnogorski Telekom. This Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of June 30, 2008 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remaining 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s H1 2008 results please visit our website

(www.magyartelekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM

Consolidated

Balance Sheets - IFRS

(HUF million)

	Jun 30, 2007	Jun 30, 2008	% change
	(Unaudited)	(Unaudited)

ASSETS

Current assets

Cash and cash equivalents	95,937	62,661	(34.7)%
Other financial assets	5,489	55,773	916.1%
Trade receivables	94,170	92,419	(1.9)%
Inventories	12,177	10,383	(14.7)%
Current recoverable income taxes	116	1,398	1,105.2%
Other assets	14,995	15,830	5.6%

Total current assets	222,884	238,464	7.0%

Non-current assets

Intangible assets	328,617	329,371	0.2%
Property, plant and equipment	526,993	516,669	(2.0)%
Investments in associates	4,520	3,340	(26.1)%
Other financial assets	25,519	26,155	2.5%
Deferred tax assets	1,313	480	(63.4)%

Total non-current assets	886,962	876,015	(1.2)%

Total assets	1,109,846	1,114,479	0.4%

LIABILITIES AND EQUITY

Current liabilities

Loans from related parties	40,000	9,486	(76.3)%
Other financial liabilities	38,486	37,412	(2.8)%
Accrued interest	5,425	10,065	85.5%
Trade payables	68,360	71,918	5.2%
Other liabilities	42,411	41,575	(2.0)%
Provisions	9,751	13,936	42.9%
Income tax liabilities	2,346	3,006	28.1%

Total current liabilities	206,779	187,398	(9.4)%

Non-current liabilities

Loans from related parties	254,432	320,532	26.0%
Other financial liabilities	69,899	40,486	(42.1)%
Other liabilities	6,776	3,361	(50.4)%
Provisions	10,349	5,888	(43.1)%
Deferred tax liabilities	4,125	8,817	113.7%

Total non-current liabilities	345,581	379,084	9.7%

Total liabilities	552,360	566,482	2.6%

EQUITY

Issued capital	104,277	104,275	(0.0)%
Additional paid in capital	27,380	27,379	(0.0)%
Treasury shares	(1,179)	(1,179)	0.0%
Retained earnings	358,700	361,662	0.8%
Cumulative translation adjustment	(4,701)	(11,080)	135.7%
Shareholders’ equity	484,477	481,057	(0.7)%
Minority interests	73,009	66,940	(8.3)%
Total equity	557,486	547,997	(1.7)%

Total liabilities and equity	1,109,846	1,114,479	0.4%

MAGYAR TELEKOM

Consolidated

Income Statements - IFRS

(HUF million)

	6 months ended June 30,		%
	2007	2008	change
	(Unaudited)	(Unaudited)

Revenues

Subscriptions	45,774	43,673	(4.6)%
Domestic outgoing traffic	26,812	30,125	12.4%
International outgoing traffic	5,238	4,012	(23.4)%
Value added and other services	3,780	3,337	(11.7)%
Voice - retail revenues	81,604	81,147	(0.6)%

Domestic incoming traffic	4,621	3,697	(20.0)%
International incoming traffic	9,939	7,192	(27.6)%
Voice - wholesale revenues	14,560	10,889	(25.2)%

Internet	28,435	30,345	6.7%
Data	13,568	14,508	6.9%
Multimedia	9,133	9,451	3.5%
Equipment	2,229	2,999	34.5%
Other fixed line revenues	4,849	6,458	33.2%

Fixed line revenues	154,378	155,797	0.9%

Voice - retail	94,985	97,154	2.3%
Voice - wholesale	22,397	22,594	0.9%
Visitor	2,644	2,357	(10.9)%
Non-voice	21,221	24,096	13.5%
Equipment and activation	9,829	9,403	(4.3)%
Other mobile revenues	4,231	4,316	2.0%

Mobile revenues	155,307	159,920	3.0%

System Integration/Information Technology revenues	18,756	20,039	6.8%

Total revenues	328,441	335,756	2.2%

Voice-, data- and Internet-related payments	(40,659)	(38,557)	(5.2)%
Cost of equipment	(18,310)	(18,419)	0.6%
Payments to agents and other subcontractors	(24,028)	(22,444)	(6.6)%
Total expenses directly related to revenues	(82,997)	(79,420)	(4.3)%
Employee-related expenses	(53,503)	(48,531)	(9.3)%
Depreciation and amortization	(57,168)	(55,637)	(2.7)%
Other operating expenses-net	(63,195)	(63,467)	0.4%

Total operating expenses	(256,863)	(247,055)	(3.8)%

Operating profit	71,578	88,701	23.9%

Net financial expenses	(14,833)	(12,461)	(16.0)%

Share of associates’ profits	521	545	4.6%

Profit before income tax	57,266	76,785	34.1%

Income tax	(16,831)	(16,885)	0.3%

Profit for the period	40,435	59,900	48.1%

Attributable to:
Equity holders of the Company (Net income)	34,165	53,669	57.1%
Minority interests	6,270	6,231	(0.6)%
	40,435	59,900	48.1%

MAGYAR TELEKOM

Consolidated

Cashflow Statements - IFRS

(HUF million)

	6 months ended June 30,		%
	2007	2008	change
	(Unaudited)	(Unaudited)

Cashflows from operating activities

Profit for the year	40,435	59,900	48.1%
Depreciation and amortization	57,168	55,637	(2.7)%
Income tax expense	16,831	16,885	0.3%
Net financial expenses	14,833	12,461	(16.0)%
Share of associates’ profits	(521)	(545)	4.6%
Change in working capital	11,505	(15,785)	n.m.
Tax paid	(3,472)	(9,012)	159.6%
Dividend received	72	121	68.1%
Interest paid	(16,782)	(13,754)	(18.0)%
Interest received	2,506	2,846	13.6%
Other cashflows from operations	(829)	(6,128)	639.2%

Net cash generated from operating activities	121,746	102,626	(15.7)%

Cashflows from investing activities

Additions to tangible and intangible assets	(28,268)	(38,596)	36.5%
Change in payables relating to capital expenditures	(12,467)	(17,195)	37.9%
Purchase of subsidiaries and business units	(662)	0	(100.0)%
Cash acquired through business combinations	485	0	(100.0)%
Net proceeds from / (payments for) other financial assets	16,446	8,497	(48.3)%
Proceeds from disposal of subsidiaries	0	1,270	n.a.
Proceeds from disposal of property, plant and equipment (PPE) and intangible assets	2,917	2,690	(7.8)%

Net cash used in investing activities	(21,549)	(43,334)	101.1%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(148,807)	(77,049)	(48.2)%
Net proceeds / (payments) of loans and other borrowings	86,089	35,908	(58.3)%

Net cash used in financing activities	(62,718)	(41,141)	(34.4)%

Exchange gains / (losses) on cash and cash equivalents	(1,749)	(3,156)	80.4%

Change in cash and cash equivalents	35,730	14,995	(58.0)%

Cash and cash equivalents, beginning of period	60,207	47,666	(20.8)%

Cash and cash equivalents, end of period	95,937	62,661	(34.7)%

Change in cash and cash equivalents	35,730	14,995	(58.0)%

Summary of key operating statistics

GROUP	Jun 30, 2007	Jun 30, 2008	% change

EBITDA margin	39.2%	43.0%	n.a.
Operating margin	21.8%	26.4%	n.a.
Net income margin	10.4%	16.0%	n.a.
CAPEX to Sales	8.6%	11.5%	n.a.
ROA	6.1%	9.5%	n.a.
Net debt	301,391	289,482	(4.0)%
Net debt / net debt + total capital	35.1%	34.6%	n.a.
Number of employees (closing full equivalent)	12,262	10,559	(13.9)%

T-COM SEGMENT	Jun 30, 2007	Jun 30, 2008	% change

Hungarian fixed line operations

Fixed line penetration (1)	29.9%	27.9%	n.a.
Number of closing lines (1)
Residential	1,851,603	1,692,541	(8.6)%
Business	167,387	156,573	(6.5)%
Payphone	20,353	18,085	(11.1)%
ISDN channels	310,928	295,558	(4.9)%
Total lines	2,350,271	2,162,757	(8.0)%

Traffic in minutes (thousands) (1)
Local	1,385,404	1,270,788	(8.3)%
Long distance	465,391	438,608	(5.8)%
Fixed to mobile	187,880	156,111	(16.9)%

Domestic outgoing traffic	2,038,675	1,865,507	(8.5)%
International outgoing traffic	29,273	24,647	(15.8)%
Internet	259,201	92,655	(64.3)%
Total outgoing traffic	2,327,149	1,982,809	(14.8)%

Data products
ADSL connections	569,656	626,577	10.0%
Number of Internet subscribers
Dial-up	20,658	12,953	(37.3)%
Leased line	662	609	(8.0)%
DSL	372,400	426,712	14.6%
W-LAN	868	333	(61.6)%
Cable broadband	72,923	99,759	36.8%
Total retail Internet subscribers	467,511	540,366	15.6%
Total broadband Internet access	652,989	742,230	13.7%
Market share in the DSL broadband market (estimated)	81%	80%	n.a.
Market share in the dial-up market (estimated)	40%	33%	n.a.
Cable television customers	411,521	418,102	1.6%
IPTV customers	2,069	15,569	652.5%

Macedonian fixed line operations

Macedonian fixed line penetration	23.1%	22.1%	n.a.
Number of closing lines
Residential	417,457	395,666	(5.2)%
Business	42,546	39,861	(6.3)%
Payphone	2,050	1,691	(17.5)%
ISDN channels	43,906	45,968	4.7%
Total Macedonian lines	505,959	483,186	(4.5)%

Macedonian traffic in minutes (thousands)
Local	573,517	515,610	(10.1)%
Long distance	83,803	72,348	(13.7)%
Fixed to mobile	53,431	46,647	(12.7)%

Domestic outgoing traffic	710,751	634,605	(10.7)%
International outgoing traffic	12,291	11,360	(7.6)%
Internet	62,472	23,629	(62.2)%
Total outgoing Macedonian traffic	785,514	669,594	(14.8)%

Data products (Macedonia)
ADSL connections	18,853	77,156	309.3%
Number of Internet subscribers
Dial-up (2)	26,254	9,895	(62.3)%
Leased line	147	176	19.7%
DSL	18,853	77,156	309.3%
Total Internet subscribers	45,254	87,227	92.7%
Market share in the DSL broadband market (estimated)	38%	60%	n.a.
Market share in the dial-up market (estimated)	95%	96%	n.a.

Montenegrin fixed line operations

Montenegrin fixed line penetration	30.7%	28.3%	n.a.
Number of closing lines
PSTN lines	168,910	162,588	(3.7)%
ISDN channels	21,486	22,202	3.3%
Total Montenegrin lines	190,396	184,790	(2.9)%

Montenegrin traffic in minutes (thousands)
Local	154,057	126,395	(18.0)%
Long distance	34,214	27,175	(20.6)%
Fixed to mobile	15,419	13,320	(13.6)%

Domestic outgoing traffic	203,690	166,890	(18.1)%
International outgoing traffic	34,728	26,217	(24.5)%
Internet	170,644	104,962	(38.5)%
Total outgoing Montenegrin traffic	409,062	298,069	(27.1)%

Data products (Montenegro)
ADSL connections	9,932	27,509	177.0%
Number of Internet subscribers
Dial-up	29,774	22,089	(25.8)%
Leased line	127	160	26.0%
DSL	9,932	27,509	177.0%
Total Internet subscribers	39,833	49,758	24.9%
Market share in the dial-up market (estimated)	98%	98%	n.a.
IPTV customers	0	11,087	n.a.

T-MOBILE SEGMENT	Jun 30, 2007	Jun 30, 2008	% change

Hungarian mobile operations

Mobile penetration	101.7%	114.9%	n.a.
Market share of T-Mobile Hungary	44.2%	44.0%	n.a.

Number of customers (RPC)	4,517,349	5,081,624	12.5%
Postpaid share in the RPC base	36.6%	37.3%	n.a.

MOU	145	152	4.8%

ARPU	4,508	4,104	(9.0)%
Postpaid	8,702	7,853	(9.8)%
Prepaid	2,178	1,886	(13.4)%

Overall churn rate	15.6%	15.3%	n.a.
Postpaid	9.8%	9.6%	n.a.
Prepaid	18.9%	18.6%	n.a.

Enhanced services within ARPU	658	681	3.5%
Average acquisition cost (SAC) per customer	7,088	5,675	(19.9)%

Macedonian mobile operations

Macedonian mobile penetration	73.1%	100.4%	n.a.
Market share of T-Mobile Macedonia	65.8%	59.5%	n.a.

Number of customers (RPC)	1,001,970	1,251,018	24.9%
Postpaid share in the RPC base	23.2%	25.7%	n.a.

MOU	83	90	8.4%

ARPU	3,018	2,602	(13.8)%

Montenegrin mobile operations

Montenegrin mobile penetration (3)	121.3%	197.7%	n.a.
Market share of T-Mobile Crna Gora (3)	41.9%	32.2%	n.a.

Number of customers (RPC)	351,406	417,558	18.8%
Postpaid share in the RPC base	16.1%	18.8%	n.a.

MOU	108	105	(2.8)%

ARPU	3,311	2,825	(14.7)%

T-SYSTEMS SEGMENT	Jun 30, 2007	Jun 30, 2008	% change

Number of closing lines
Business	61,669	60,394	(2.1)%
Managed leased lines (Flex-Com connections) (1)	8,339	6,585	(21.0)%
ISDN channels	165,386	168,782	2.1%
Total lines	235,394	235,761	0.2%

Traffic in minutes (thousands)
Local	170,831	141,823	(17.0)%
Long distance	74,606	64,498	(13.5)%
Fixed to mobile	48,639	42,851	(11.9)%

Domestic outgoing traffic	294,076	249,172	(15.3)%
International outgoing traffic	15,132	13,169	(13.0)%
Internet	15,422	10,695	(30.7)%
Total outgoing traffic	324,630	273,036	(15.9)%

(1)   MT Plc. T-COM + Emitel (from October 1, 2007 Emitel merged with Magyar Telekom Plc.)

(2)   Dial-up Internet subscriber figures were reported according to the number of accounts in previous periods. One user may have several accounts (that can be inactive for longer time). In order to avoid the misleading picture of the Internet market, we now report the number of users. Previously published subscriber figures have been restated.

(3)   Data published by the Montenegrin Telecommunications Agency based on the total number of active SIM cards in the previous three months.

Analysis of the Financial Statements

for the six months ended June 30, 2008

Exchange rate information

The Euro weakened by 3.6% against the Hungarian Forint year on year (from 245.90 HUF/EUR on June 30, 2007 to 237.03 HUF/EUR on June 30, 2008). The average HUF/EUR rate increased from 250.39 in the first half of 2007 to 253.71 in the same period of 2008.

The U.S. Dollar depreciated by 18.0% against the Hungarian Forint year on year (from 182.68 HUF/USD on June 30, 2007 to 149.76 HUF/USD on June 30, 2008).

The Hungarian Forint weakened year over year by 1.0% against the Macedonian Denar (“MKD”) on average, affecting all revenue and expense lines of our Macedonian operations to a small extent.

Investigation into certain consultancy contracts

As previously disclosed, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (“PwC”) identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the Foreign Corrupt Practices Act (“FCPA”), or internal Company policy. The Company’s Audit Committee also informed the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”), and the Hungarian Supervisory Financial Authority of the internal investigation.

PwC initially raised concerns regarding two consultancy contracts entered into in 2005 by our Montenegrin subsidiaries, Crnogorski Telekom and T-Mobile Crna Gora. The initial scope of the internal investigation involved review of these two contracts. Early in the investigation, two additional consultancy contracts entered into by Magyar Telekom in 2005, were also called into question by the investigating law firm. As a result, our Audit Committee expanded the scope of the internal investigation to cover these contracts and related activities.

In December 2006, the investigating law firm delivered an Initial Report of Investigation to the Audit Committee and the Board of Directors. As of the date of the Initial Report, the independent investigators were unable to find sufficient evidence to show that any of the four contracts subject of the internal investigation of the Company’s Montenegrin operations resulted in the provision of services to the Company or to our subsidiaries under those contracts of a value commensurate with the payments the Company made under those contracts. As of the date of the Initial Report, the independent investigators were unable to determine definitively the purpose of those contracts, and it is possible that the contracts may have been entered into for an improper purpose, and in particular may have been in violation of the FCPA, other U.S. laws or regulations, and/or internal

Company policy. The Audit Committee, through its counsel, has informed the DOJ and the SEC of these initial findings.

The independent investigators also identified several additional contracts entered into by our Macedonian subsidiary that warranted further review. In February 2007, the Company’s Board of Directors and Audit Committee determined that those contracts and any related or similarly questionable contracts or payments, should be reviewed, and the Board and Audit Committee expanded the scope of the internal investigation to cover those matters. The internal investigation is continuing. In May 2008, the independent investigators provided us with a “Status Report on the Macedonian Phase of the Independent Investigation.” In the Status Report, White & Case stated, among other things, that “there is affirmative evidence of illegitimacy in the formation and/or performance” of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million.

The Company and the internal investigating law firm are in regular contact with the Hungarian Financial Supervisory Authority, the Hungarian National Bureau of Investigation, the DOJ and the SEC, regarding the internal investigation. These U.S. and Hungarian authorities have opened their own investigations concerning at least the transactions which are the subject of the Company’s internal investigation, to determine whether there have been violations of U.S. and Hungarian law (the “Government investigations”). During 2007, the DOJ and the SEC expanded the scope of their investigations to include inquiry into the actions taken by the Company in connection with the internal investigation and the Company’s public disclosures regarding the internal investigation. The Company is committed to cooperating with these investigations by responding to requests for documents and information from these authorities to the fullest extent allowed under applicable law.

The Company cannot predict when the internal investigation or the Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on the Company’s financial statements or results of operations. The Hungarian authorities, the DOJ or the SEC could seek criminal or civil sanctions, including monetary penalties, against Magyar Telekom, as well as additional changes to its business practices and compliance programs.

As a consequence of the internal investigation, the Company has suspended a number of employees, including senior officers of the Company and of certain subsidiaries, respectively, whose employment have since been terminated. The Crnogorski Telekom Board of Directors has also been replaced as a result of the internal investigation.

As a result of the investigations the Company and some of our subsidiaries may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. To date, the Company has been fined HUF 13 million as a consequence of previous delays related to the investigations. The Company is unable to estimate either the amount of any additional fines or the costs, in general, it could incur in relation to the investigation.

Magyar Telekom incurred HUF 3.4 bn expenses relating to the investigation in the first half of 2008, which are included in other operating expenses in the Group Headquarters and Shared services (“GHS”) segment.

Analysis of group income statements

Revenues

Fixed line voice-retail revenues slightly decreased by 0.6% in the first six months of 2008 compared to the same period last year, mainly driven by lower subscription fee revenues and outgoing traffic revenues (local, long distance and international), almost offset by higher fixed to mobile (“F2M”) outgoing traffic revenues.

Subscription fee revenues decreased resulting from lower revenues in the Hungarian fixed line operations driven by decreased average number of both PSTN and ISDN subscribers. Lower subscription revenues at Maktel were mainly driven by the decreased average PSTN customer base. These decreases were somewhat offset by higher subscription revenues at T-Com Crna Gora (“T-Com CG”) resulting from tariff rebalancing in September 2007, when subscription fees for residential customers had been doubled.

Domestic outgoing fixed line traffic revenues in the first half of 2008 amounted to HUF 30.1 bn compared to HUF 26.8 bn in the same period last year. Domestic outgoing traffic revenues increased due to higher F2M outgoing traffic revenues at Magyar Telekom Plc. T-Systems and T-Com.

Pursuant to Section 18 (2) of MeHVM Decree No. 3/2002, the Company has the obligation to decrease the F2M tariffs of the universal services subscribers in Hungary by the amount of the decrease in the F2M termination rates. The National Communications Authority (the “NHH”) had claimed that the Company did not fulfill this obligation as a result of which the Company previously had recognized a provision in the amount of HUF 8.5 bn decreasing the F2M revenues in prior periods.

The NHH carried out an investigation about the Company’s compliance with the above obligation in a jurisdiction proceeding initiated on April 28, 2008. The Resolution adopted by the NHH on July 30, 2008 determined that the Company breached its obligation set out in the above mentioned decree and prohibited to pursue this illicit behavior in the future. In its resolution, however, the NHH also determined that following the change of tariff packages, the subscribers were given compensation in 2004 and 2005 that exceeded the compensation required by the effective decree and therefore Magyar Telekom does not have to pay any fines or further compensation to its customers.

We believe that it is unlikely that the NHH would commence an investigation from 2006 to the resolution date. Should such an investigation yet be initiated, we believe it is likely that the NHH would come to the same conclusion for that period as well, i.e. that we have sufficiently compensated our customers.

As a result, we released our provision built up to June 30, 2008 relating to the potential subscriber compensation in the amount of HUF 8.5 bn.

This increase in the F2M outgoing traffic revenues were mitigated by lower average per minute fees, lower usage and loss of fixed line customers mainly due to increasing competition from cable service providers and mobile substitution. Magyar Telekom Plc. offered several price discounts to customers choosing different tariff packages out of which the Felező (Halving) and the Favorit packages were the most popular at June 30, 2008. The proportion of flat-rate packages was 30.5% within the total customer base of Magyar Telekom Plc. at June 30, 2008. Domestic outgoing traffic revenues decreased also at Maktel and at T-Com CG primarily due to lower usage reflecting the effect of mobile substitution.

International outgoing fixed line traffic revenues amounted to HUF 4.0 bn in the first half of 2008 compared to HUF 5.2 bn in the same period of 2007. The decrease was primarily due to lower outgoing international traffic revenues at T-Com CG driven by significant drop in outgoing minutes to Serbia and lower prices for international calls after rebalancing in September 2007. Lower international outgoing fixed line traffic revenues at Magyar Telekom Plc. and at Maktel resulted from lower volume of minutes and decreased prices.

Value-added and other services revenues declined by 11.7% in the first six months of 2008 as compared to the same period last year due to lower value-added services revenues at Magyar Telekom Plc. T-Systems and Magyar Telekom Plc. T-Com. Lower amortization of deferred connection fee revenues at Magyar Telekom Plc. T-Com also contributed to the decrease, which was partly offset by an increase in cable voice subscription fee revenues in line with higher customer number at T-Kábel Hungary.

Fixed line voice-wholesale revenues decreased by 25.2% in the first half of 2008 compared to the same period in 2007 driven mainly by lower international incoming traffic revenues.

Domestic incoming fixed line traffic revenues for the six months ended June 30, 2008 decreased by 20.0% compared to the same period in 2007. Lower incoming revenues from mobile operators at T-Com CG resulted from lower revenues from Promonte (the largest mobile service provider in the Montenegrin mobile market) in line with decreased traffic as from the end of January 2008 Promonte has its own direct network with Telekom Serbia. Traffic revenues from mobile operators decreased also at Magyar Telekom Plc., mainly due to lower mobile-to-international traffic and lower termination rates. These decreases were partly offset by higher incoming domestic traffic revenues at Maktel driven by new network access contracts with other operators.

International incoming fixed line traffic revenues decreased to HUF 7.2 bn for the six months ended June 30, 2008 compared to HUF 9.9 bn for the same period in 2007. International incoming revenues decreased at Magyar Telekom Plc. primarily driven by the change in the settlement of wholesale transit traffic. From January 1, 2008 Deutsche Telekom became the sole international voice partner of Magyar Telekom and consequently, Magyar Telekom does not have international wholesale transit revenues from other foreign carriers any more. This decrease was partly offset by higher incoming international minutes. Lower international incoming revenues at Maktel resulted from decreased incoming international traffic, lower termination fees and lower MKD/SDR exchange rate, partly offset by increase in average SDR exchange rates. The decrease in international incoming revenues at T-Com CG was driven by the ceasing of transit traffic from Serbia as from the end of January 2008 Promonte has direct link with Telekom Serbia.

Internet revenues of the fixed line operations grew to HUF 30.3 bn in the first half of 2008 compared to HUF 28.4 bn in the same period of 2007. This growth was due to strong volume increases in the number of ADSL and Internet subscribers mainly at our foreign subsidiaries. In Hungary, the increase in ADSL customer number has slowed down, while Cablenet customer base has been increasing continuously in a market environment characterized by strong competition. Higher IPTV customer base in Hungary and in Montenegro also positively affected Internet revenues. The number of ADSL connections grew to 626,577 by June 30, 2008 (from 569,656 a year earlier) and the number of retail Internet connections grew by 15.6% to 540,366 in Hungary. Within this, the proportion of higher revenue generating broadband Internet customers further increased and reached 97.6% at June 30, 2008. By the end of June 2008, the total number of our broadband connections reached more than 742,000 in our Hungarian fixed line operations. Higher advertisement revenues in Hungary also contributed to the increase in Internet revenues. These increases were somewhat compensated by lower narrowband Internet revenues driven by decreased narrowband subscriber base and the drop in traffic affected by migration from narrowband to broadband services.

Data revenues amounted to HUF 14.5 bn in the first six months of 2008 compared to HUF 13.6 bn in the same period of 2007. The continuous migration of narrowband to broadband data products resulted in higher broadband revenues and lower narrowband revenues. Higher broadband retail revenues at Magyar Telekom Plc. T-Systems were due to higher number of EKG connections and new IP-VPN contracts. The increase in Maktel’s broadband data revenues was attributable to the increased number of IP subscribers and new contracts for leased lines with international and mobile operators. Higher revenues at Combridge (Romania) also positively affected broadband data revenues.

Multimedia revenues amounted to HUF 9.5 bn in the first half of 2008 as compared to HUF 9.1 bn in the same period of 2007. The small increase is mainly due to the growth in cable TV revenues resulting from the increase in average number of cable TV subscribers in Hungary and price increases effective from January 1, 2008.

Revenues from fixed line equipment increased by 34.5% for the six months ended June 30, 2008 compared to the same period in 2007. The increase was mainly driven by higher revenues at Maktel owing to more phonesets, ADSL modems and personal computers sold. This increase was somewhat offset by lower revenues at Magyar Telekom Plc. T-Com in line with less phonesets and ADSL modems sold.

Other fixed line revenues increased by 33.2% in the first half of 2008 compared to last year’s same period. Other revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues. The increase is the result of higher construction and maintenance revenues at Magyar Telekom Plc. T-Com.

Revenues from mobile telecommunications services amounted to HUF 159.9 bn for the six months ended June 30, 2008 compared to HUF 155.3 bn for the same period in 2007 (a 3.0% increase). The increase in mobile revenues resulted from higher non-voice revenues mainly at T-Mobile Hungary (“TMH”) and higher voice revenues at our foreign mobile operators.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It increased by 1.7% and amounted to HUF 122.1 bn in the first six months of 2008. The increase at T-Mobile Macedonia (“T-Mobile MK”) was mainly due to higher voice-wholesale revenues resulting from higher incoming international traffic and also due to higher subscription fee revenues boosted by strong increase in the average number of postpaid customers, while at T-Mobile Crna Gora (“T-Mobile CG”) it resulted primarily from increased voice-wholesale revenues. At TMH, the significant decrease in voice-wholesale revenues due to decreased termination fees was only partly counterbalanced by increased voice-retail revenues driven by higher average customer number and higher MOU. The decrease in roaming revenues reflects the impact of EU roaming regulation.

TMH’s average usage per customer per month measured in MOU increased by 4.8% from 145 minutes in the first half of 2007 to 152 minutes in the same period of 2008. TMH’s monthly average revenue per user (“ARPU”) decreased by 9.0% from HUF 4,508 in the first six months of 2007 to HUF 4,104 for the same period in 2008, mainly as a result of lower average per minute fees and termination rates.

Mobile penetration reached 114.9% in Hungary and TMH accounts for 44.0% market share in the highly competitive mobile market at June 30, 2008 based on the total number of subscribers. TMH’s customer base increased by 12.5% year over year. The proportion of postpaid customers slightly increased to 37.3% at June 30, 2008 from 36.6% a year earlier.

Higher voice-retail revenues at T-Mobile MK were mainly driven by the strong increase in subscription fee revenues reflecting the significant increase in the postpaid customer base, partly offset by lower subscription fees. The positive effect of higher average number of mobile customers and higher MOU was partly offset by lower per minute rates. The number of T-Mobile MK customers considerably increased by 24.9% and reached 1,251,018 at June 30, 2008. T-Mobile MK’s average usage per customer per month measured in MOU increased by 8.4% from 83 minutes in the first half of 2007 to 90 minutes in the same period of 2008. The slight increase in voice-retail revenues at T-Mobile CG was driven by the 18.8% higher customer base, which was mostly compensated by lower per minute fees and lower MOU.

Voice-wholesale traffic revenues remained broadly stable and reached HUF 22.6 bn in the first six months of 2008. Higher interconnection revenues at T-Mobile MK derived from increased incoming international traffic as well as higher interconnection traffic with Cosmofon and VIP. At T-Mobile CG, the growth resulted from increased interconnection fees with Promonte effective from May 2007 and higher volume of traffic. These increases were mostly offset by lower interconnection revenues at TMH in line with the decrease in termination rates from February 2007 and also from January 2008.

Higher non-voice revenues were primarily due to TMH’s increased access revenues (data, WAP, Internet, GPRS), while the increase at T-Mobile MK resulted from larger customer base, higher number of SMSs and increased mobile Internet usage.

Mobile equipment revenues showed a 4.3% decrease in the first six months of 2008 compared to the same period last year due to lower revenue from handset upgrades and also because the higher number of gross additions to customers could not fully offset the decrease in average handset prices at TMH. Mobile equipment revenues showed a decline also at T-Mobile MK and T-Mobile CG due to lower handset prices.

System Integration (“SI”) and IT revenues increased to HUF 20.0 bn in the first half of 2008 from HUF 18.8 bn in the same period last year resulting from the stronger performance of our Hungarian SI/IT division. In 2008, the most important projects relate to outsourcing services, data warehouse development, network building and upgrades.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 38.6 bn in the first six months of 2008 compared to HUF 40.7 bn in the same period of 2007. Lower mobile outpayments at Magyar Telekom Plc. T-Com were due to lower mobile termination fees applied from February 2007 and further decrease of termination fees also in January 2008. Lower volume of traffic also contributed to the decrease in payments to mobile operators. Lower outpayments at TMH were driven by the decreases in termination fees and lower wholesale roaming fees, partly offset by increased traffic. Payments to international operators decreased at Magyar Telekom Plc. T-Com resulting mainly from the previously mentioned change in the settlement of wholesale transit traffic. As from January 1, 2008 Deutsche Telekom became the sole international voice partner, Magyar Telekom does not have outpayments for international wholesale transit traffic to other foreign carriers. These decreases were somewhat offset by the increase in mobile outpayments at T-Mobile CG due to increased interconnection fees with Promonte from May 2007 and increased traffic.

Employee-related expenses in the first six months of 2008 amounted to HUF 48.5 bn compared to HUF 53.5 bn in the same period of 2007 (a decrease of 9.3%). Employee-related expenses decreased mainly due to lower group headcount number which decreased from 12,262 on June 30, 2007 to 10,559 on June 30, 2008. The decrease was also attributable to higher severance expenses in relation to the headcount reduction at Magyar Telekom Plc. and T-Mobile CG in the first half of 2007. These decreases were partly compensated by higher severance-related payments at Maktel and KFKI in 2008.

Depreciation and amortization decreased by 2.7% to HUF 55.6 bn in the first six months of 2008 from HUF 57.2 bn in the same period of 2008. Lower amount of depreciation is mainly driven by the decrease at TMH due to change in the useful life of radio technical equipment from January 2008.

Other operating expenses - net include HUF 17.7 bn materials and maintenance fees, HUF 17.1 bn service fees, HUF 9.6 bn marketing fees, HUF 7.9 bn fees and levies, HUF 5.8 bn consultancy and HUF 5.4 bn other expenses in the first half of 2008. The slight increase in other net operating expenses was mainly driven by higher consultancy fees related to the investigation. Other operating expenses - net include HUF 3.4 bn expenses Magyar Telekom incurred relating to the ongoing investigation in the first half of 2008 compared to HUF 1.9 bn in the same period last year. The increase was mostly offset by higher other operating income at Maktel due to the sale of its fully owned subsidiary, Montmak.

Operating Profit

Operating margin for the six months ended June 30, 2008 was 26.4%, while operating margin for the same period in 2007 was 21.8%. The increase is due to the fact that while revenues increased by 2.2%, operating expenses decreased by 3.8% - the drivers of which are explained above.

Net financial expenses

Net financial expenses amounted to HUF 12.5 bn in the first half of 2008 compared to HUF 14.8 bn in the same period of 2007. Net financial expenses decreased mainly due to higher interest income at our Macedonian subsidiaries on bank deposits and lower amount of interest expense at Magyar Telekom Plc. in line with lower average interest rate. In addition, higher net foreign exchange gain at Magyar Telekom Plc. also contributed to the decrease, resulting from the strengthening of HUF against the EUR.

These decreases were partly offset by higher net foreign exchange loss at T-Mobile MK and Maktel due to the unfavorable fluctuation of MKD against the SDR and U.S. Dollar.

Net financial expenses included HUF 1.4 bn net foreign exchange gain, HUF 15.4 bn interest expense, HUF 1.8 bn other financial expenses and HUF 3.3 bn interest and other financial income in the first half of 2008.

Share of associates’ profits

Share of associates’ profits amounted to HUF 545 million for the six months ended June 30, 2008 compared to HUF 521 million for the same period in 2007 reflecting higher results of M-RTL.

Analysis of group balance sheets

Cash and cash equivalents, other current financial assets

Cash and cash equivalents decreased from HUF 95.9 bn at June 30, 2007 to HUF 62.7 bn at June 30, 2008, while other current financial assets increased from HUF 5.5 bn at June 30, 2007 to HUF 55.8 bn at June 30, 2008. This movement relates mainly to the increasing amount of bank deposits with original maturities over three months at the Macedonian and Montenegrin subsidiaries.

Loans and other financial liabilities

The current portion of loans and other financial liabilities decreased by HUF 31.6 bn by June 30, 2008, while non current loans and other financial liabilities increased by HUF 36.7 bn by June 30, 2008 year over year, resulting from the different maturity structure of loans.

At June 30, 2008, almost 100% of the loan portfolio was HUF denominated. The gearing ratio defined as net debt divided by net debt plus total equity was 34.6% at June 30, 2008 compared to 35.1% a year earlier.

Analysis of group cashflow

Net cash generated from operating activities decreased by 15.7% compared to the first six months of 2007 and amounted to HUF 102,626 million in the first half of 2008, due to the combined effect of strong increase in severance payments (mainly at Magyar Telekom Plc.), higher income tax paid and higher EBITDA.

Net cash used in investing activities amounted to HUF 43,334 million in the first half of 2008, while it was HUF 21,549 million for the same period in 2007. This considerable increase in cash outflow is predominantly due to higher additions to tangible and intangible assets (mainly at Magyar Telekom Plc.) and the change in other financial assets (cash deposits over three months expired at Stonebridge), somewhat offset by the proceeds from the sale of Montmak.

Net cash used in financing activities amounted to HUF 41,141 million in the first six months of 2008 compared to HUF 62,718 million in the same period of 2007. Dividends paid to shareholders decreased by HUF 71,758 million as Magyar Telekom Plc. paid dividend after the 2007 results in May 2008, while dividends after the 2005 and 2006 results were paid in the first half of 2007. Consequently, the significant decrease in the amount of loans received refers to the different financing need of dividend payments.

Analysis of segment results

The segments are based on the business lines (T-Com, T-Mobile, T-Systems and Group Headquarters and Shared services), of which T-Com and T-Mobile include Hungarian and foreign activities as well. All fixed line operations in the foreign countries are included in our T-Com segment.

The sum of the financial results of the four segments presented below does not equal to the group financial results because of intersegment eliminations.

T-Com segment

T-Com segment includes the results of our fixed line operations other than Magyar Telekom Plc. T-Systems, Magyar Telekom Plc. HQ, KFKI, IQSYS and EurAccount.

HUF millions	6 months ended June 30, 2007	6 months ended June 30, 2008	Change (%)
Voice - retail revenues	72,286	68,347	(5.4)
Voice - wholesale revenues	21,755	17,156	(21.1)
Internet	28,107	29,378	4.5
Other revenues	30,233	32,862	8.7
Total revenues	152,381	147,743	(3.0)
EBITDA	59,961	64,389	7.4
Operating profit	30,734	36,008	17.2
Additions to tangible and intangible assets	12,197	20,169	65.4

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

T-Com Hungary (incl. also our foreign points of presence in Bulgaria, Romania and Ukraine)

HUF millions	6 months ended June 30, 2007	6 months ended June 30, 2008	Change (%)
Voice - retail revenues	55,695	53,112	(4.6)
Voice - wholesale revenues	14,077	11,335	(19.5)
Internet	25,958	26,131	0.7
Other revenues	26,726	27,774	3.9
Total revenues	122,456	118,352	(3.4)
EBITDA	47,388	53,100	12.1
Operating profit	22,963	29,017	26.4

Maktel

HUF millions	6 months ended June 30, 2007	6 months ended June 30, 2008	Change (%)
Total revenues	20,118	20,044	(0.4)
EBITDA	10,003	8,086	(19.2)

T-Com CG

HUF millions	6 months ended June 30, 2007	6 months ended June 30, 2008	Change (%)
Total revenues	9,955	9,284	(6.7)
EBITDA	2,565	3,203	24.9

Revenues in the T-Com segment decreased by 3.0% year over year driven by lower voice revenues, partly compensated by higher Internet and other revenues.

Voice-retail revenues experienced a decline in the segment mainly due to lower subscription revenues resulting from the decrease in average lines in Hungary and at Maktel. In addition, outgoing traffic revenues also declined due to price discounts, lower usage and loss of lines reflecting the effect of strong competition and mobile substitution. These decreases were partly offset by the release of the F2M provision at Magyar Telekom Plc. and higher subscription revenues at T-Com CG driven by doubled subscription fees after rebalancing in September 2007.

Voice wholesale revenues decreased in Hungary due to lower incoming international traffic revenues driven by the change in the settlement of wholesale transit traffic. Traffic revenues from mobile operators also decreased at Magyar Telekom Plc., mainly due to lower termination rates. Lower incoming international revenue at Maktel was mainly due to lower amount of incoming international traffic, lower termination fees and lower MKD/SDR exchange rate, partly offset by increase in average SDR exchange rates. At T-Com CG, the domestic incoming revenues decreased because from January 2008, Promonte uses its own direct network with Telekom Serbia.

Internet revenues increased by 4.5% in the first six months of 2008 compared to the same period in the previous year driven by strong volume increases in the number of ADSL and Internet subscribers at our foreign subsidiaries as well as higher IPTV customer base in Hungary and in Montenegro.

Other revenues include data, multimedia, equipment, system integration and information technology revenues and miscellaneous other revenues. Higher equipment revenues reflect primarily the growth at Maktel driven by more phonesets, ADSL modems and personal computers sold. The increase in other revenues at Magyar Telekom Plc. T-Com results from higher revenues from construction and maintenance.

Operating profit of the T-Com segment increased by 17.2%. While total revenues decreased by 3.0%, operating expenses declined by 8.1% mainly owing to lower voice-related payments, employee related expenses and other operating expenses-net.

T-Mobile segment

T-Mobile segment includes the results of T-Mobile Hungary, Pro-M, T-Mobile Macedonia and T-Mobile Crna Gora.

HUF millions	6 months ended June 30, 2007	6 months ended June 30, 2008	Change (%)
Voice - retail	95,695	97,719	2.1
Voice - wholesale	29,402	28,321	(3.7)
Visitor	4,156	3,753	(9.7)
Non-voice	21,165	24,062	13.7
Equipment and activation	9,843	9,438	(4.1)
Other revenues	5,449	5,672	4.1
Total revenues	165,710	168,965	2.0
EBITDA	71,949	75,693	5.2
Operating profit	49,487	53,839	8.8
Additions to tangible and intangible assets	14,265	16,480	15.5

T-Mobile Hungary

HUF millions	6 months ended June 30, 2007	6 months ended June 30, 2008	Change (%)
Voice - retail	79,746	80,588	1.1
Voice - wholesale	24,102	21,768	(9.7)
Visitor	3,024	2,594	(14.2)
Non-voice	17,811	20,737	16.4
Equipment and activation	8,572	8,397	(2.0)
Other revenues	2,605	2,836	8.9
Total revenues	135,860	136,920	0.8
EBITDA	57,614	60,711	5.4
Operating profit	39,696	43,538	9.7

Pro-M (Tetra)

HUF millions	6 months ended June 30, 2007	6 months ended June 30, 2008	Change (%)
Total revenues	3,313	3,451	4.2
EBITDA	1,042	905	(13.1)

T-Mobile Macedonia

HUF millions	6 months ended June 30, 2007	6 months ended June 30, 2008	Change (%)
Total revenues	19,575	21,575	10.2
EBITDA	10,780	12,043	11.7

T-Mobile Crna Gora

HUF millions	6 months ended June 30, 2007	6 months ended June 30, 2008	Change (%)
Total revenues	7,704	7,990	3.7
EBITDA	2,513	2,034	(19.1)

Revenues in the T-Mobile segment increased by 2.0% in the first half of 2008 compared to the same period of 2007 resulting from higher non-voice revenues at TMH, higher voice-retail revenues and increased voice-wholesale revenues at our foreign subsidiaries, partly offset by lower voice-wholesale and visitor revenues at TMH and lower equipment revenues.

The slight growth in TMH’s voice-retail revenues resulted mainly from increased average customer base and also from higher MOU, partly offset by decrease in tariffs. Revenues from call terminations showed a decline at TMH primarily due to decreases in termination fees on February 2, 2007 and January 1, 2008. Non-voice revenues at TMH increased due to higher access revenues in line with wider usage of mobile Internet.

Operating profit at TMH increased by 9.7%, as total revenues increased by 0.8% while operating expenses decreased by 2.9% year over year. Operating expenses decreased due to the combined effect of decreased payments to other mobile operators in line with lower termination and roaming fees, lower depreciation and amortization and increased other net operating expenses.

Total revenues of T-Mobile MK increased by 10.2% in the first half of 2008 mainly due to higher average customer base and higher MOU, partly offset by lower per minute fees and lower subscription fees. T-Mobile MK’s subscriber base increased by 24.9%, to 1,251,018 including 929,320 prepaid customers on June 30, 2008. T-Mobile MK had 59.5% share in the Macedonian mobile market and mobile penetration was 100.4% at the end of June 2008. Higher subscription revenues are in line with the significantly higher postpaid customer base partly offset by lower subscription fees. Higher voice-wholesale revenues were due to higher traffic in line with higher subscriber base of T-Mobile MK and also the other two Macedonian mobile operators. Non-voice revenues increased as a result of higher number of SMSs and increased Internet usage.

Total operating expenses of T-Mobile MK increased by 6.0% deriving from higher provisions for legal cases and increased payments to other domestic operators, partly offset by lower cost of equipment.

Total revenues of T-Mobile CG amounted to HUF 8.0 bn in the first six months of 2008 compared to HUF 7.7 bn in the same period of 2007. This increase was primarily attributable to higher voice-wholesale revenues due to the change in interconnection fees with Promonte from May 2007 and with T-Com CG from June 2007 as well as due to increased traffic. The small increase in voice-retail revenues was driven by higher number of customers, largely offset by lower per minute fees and lower MOU.

Operating profit at T-Mobile CG decreased by 46.8% and amounted to HUF 0.6 bn in the first six months of 2008 driven by higher operating expenses. The growth in operating expenses was mainly due to higher voice-related payments and the increase in cost of equipment, partly offset by lower employee-related expenses.

T-Systems segment

T-Systems segment includes the results of Magyar Telekom Plc. T-Systems, KFKI and IQSYS.

HUF millions	6 months ended June 30, 2007	6 months ended June 30, 2008	Change (%)
Voice revenues	9,022	12,852	42.5
SI/IT revenues	17,824	19,557	9.7
Other revenues	10,018	10,092	0.7
Total revenues	36,864	42,501	15.3
EBITDA	8,056	14,675	82.2
Operating profit	4,871	11,798	142.2
Additions to tangible and intangible assets	826	749	(9.3)

The increase of 15.3% in the revenues of T-Systems segment primarily resulted from higher F2M outgoing traffic revenues (due to release of provision) and higher SI/IT revenues due to the higher number of projects in the first half of 2008 than in the same period last year.

Operating profit increased by 142.2% due to the significant revenue growth as well as lower revenue-related payments and lower net other operating expenses.

Group Headquarters and Shared services segment

Group Headquarters and Shared services segment includes the results of Magyar Telekom Plc. HQ and EurAccount.

HUF millions	6 months ended June 30, 2007	6 months ended June 30, 2008	Change (%)
Total revenues	11,728	10,859	(7.4)
EBITDA	(11,220)	(10,419)	(7.1)
Operating profit	(13,514)	(12,944)	(4.2)
Additions to tangible and intangible assets	980	1,334	36.1

The Group Headquarters and Shared services segment performs strategic and cross-divisional management functions for Magyar Telekom Group, as well as real estate, marketing, security, procurement, human resources and accounting services, mainly internally within the Group. Operating expenses of the GHS segment significantly exceeded its revenues and this led to negative EBITDA and operating profit in both periods. Improved operating results mainly resulted from lower employee-related expenses in the first half of 2008, due to lower severance expense and lower headcount, partly offset by higher investigation related expenses.

Magyar Telekom

Company name:	Magyar Telekom Plc.
Company address:	H-1013 Budapest Krisztina krt. 55.
Sector:	Telecommunications
Reporting period:	January 1, 2008 – June 30, 2008
Telephone:	36-1-458-04-24
Fax:	36-1-458-04-43
E-mail address:	investor.relations@telekom.hu
Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited	☐	☒
Consolidated	☒	☐
Accounting principles	Hungarian ☐	IFRS ☒	Other ☐

PK2. Consolidated Companies with direct ownership of Magyar Telekom Plc.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification (1)
Stonebridge	mMKD 21,195	100.00%	100.00%	L
Crnogorski Telekom	mEUR 141	76.53%	76.53%	L
Pro-M	5,200	100.00%	100.00%	L
Investel	4,453	100.00%	100.00%	L
Vidanet	2,000	90.00%	50.00%	L
KFKI	2,000	100.00%	100.00%	L
Dataplex	1,850	100.00%	100.00%	L
IQSYS	1,000	100.00%	100.00%	L
T-Kábel Hungary	920	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
EurAccount	450	100.00%	100.00%	L
[origo]	282	100.00%	100.00%	L
TeleData	39	50.98%	50.98%	L
Kitchen Budapest	25	100.00%	100.00%	L
ProMoKom	23	100.00%	100.00%	L
M Factory	20	92.00%	92.00%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Adnetwork*	5	100.00%	100.00%	L
Matáv	4	100.00%	100.00%	L
Axelero	4	100.00%	100.00%	L
MatávKábel TV	4	100.00%	100.00%	L
IWIW*	3	100.00%	100.00%	L
Novatel EOOD	mBGN 5.19	100.00%	100.00%	L
Orbitel	mBGN 12.82	100.00%	100.00%	L
Viabridge	mEUR 1.16	100.00%	100.00%	L
Novatel Ukraine	mUAH 1.68	100.00%	100.00%	L
Telemacedonia	mEUR 0.01	100.00%	100.00%	L
Combridge	mRON 3.29	100.00%	100.00%	L
Hunsat	100	50.00%	50.00%	K
IKO-Telekom	3,200	50.00%	50.00%	K
NETREKÉSZ	9	33.33%	33.33%	T

(1) Full (L); Jointly Managed (K); Associated (T)

* IWIW and Adnetwork merged into [origo], the merge was registered by the Court of Registry on June 30, 2008.

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	5,279
Future obligations from rental and operating lease contracts	41,626
Contractual commitments for capital expenditures	13,765

TSZ1/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	6,858	7,008	6,156
Group	12,262	11,723	10,559

TSZ1/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	7,008	6,214	6,156
Group	11,723	10,897	10,559

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total share capital
	Opening (January 1st, 2008)			Closing (June 30th, 2008)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	5.73	5.74	59,794,162	5.35	5.36	55,788,799
Foreign institution/company	84.58	84.70	881,942,640	87.08	87.20	908,004,443
Domestic individual	1.58	1.58	16,474,622	2.05	2.05	21,401,666
Foreign individual	0.02	0.02	186,435	0.02	0.02	181,080
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.14	0.00	1,503,541	0.14	0.00	1,503,541
Government held owner	0.02	0.02	182,715	0.04	0.04	383,800
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Not registered*	6.67	6.68	69,569,729	4.12	4.12	42,922,834
Depositaries	1.26	1.26	13,091,771	1.20	1.21	12,559,452
Total	100.00	100.00	1,042,745,615	100.00	100.00	1,042,745,615

*Category “Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

RS2. Volume (qty) of treasury shares held in the period

	1, January	31, March	30, June	30, September	31, December
Company	1,503,541	1,503,541	1,503,541
Subsidiaries	0	0	0
Total	1,503,541	1,503,541	1,503,541

RS3. List and description of shareholders with more than 5% ownership (at the end of the period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,438,581	59.21	59.30	Strategic owner

TSZ2. Senior officers, strategic employees

			Beginning	End(2)	No. of shares
Type(1)	Name	Position	of assignment		held
SE	Christopher	Chairman-CEO	December 5, 2006	—	0
BM	Mattheisen	Board Member	December 21, 2006
SE	Thilo Kusch	Chief Financial Officer	October 1, 2006	—	0
BM		Board Member	November 6, 2006
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Dr. Mihály Gálik	Board Member	November 6, 2006	—	1,000
BM	Michael Günther	Board Member Remuneration Committee Member	April 26, 2002	—	0
BM	Lothar Alexander	Board Member	April 25, 2008	—	0
	Harings
BM	Horst Hermann	Board Member	April 25, 2003	—	400
BM	Frank Odzuck	Board Member	November 6, 2006	—	0
		Remuneration Committee
		Member
BM	Dr. Ralph Rentschler	Board Member	April 25, 2003	—	0
		Remuneration Committee
		Member
BM	Gregor Stücheli	Board Member	April 25, 2008	—	0
SBM	Dr. László Pap	Supervisory Board – Chairman	May 26, 1997	—	0
		Audit Committee Member
SBM	Jutta Burke	Supervisory Board Member	April 26, 2007	—	20
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Dr. Ádám Farkas	Supervisory Board Member	April 27, 2005	—	0
		Chairman and financial expert
		of the Audit Committee
SBM	Dr. János Illéssy	Supervisory Board Member	November 6, 2006	—	0
		Audit Committee Member
SBM	Dr. Sándor Kerekes	Supervisory Board Member	November 6, 2006	—	0
		Audit Committee Member
SBM	István Koszorú	Supervisory Board Member	April 26, 2007	—	0
SBM	Konrad Kreuzer	Supervisory Board Member	November 6, 2006	—	0
SBM	Mrs. Zsolt Varga	Supervisory Board Member	April 25, 2008	—	1
SBM	György Varju	Supervisory Board Member	April 27, 2005	—	320
SBM	Péter Vermes	Supervisory Board Member	June 27, 1995	—	22,533
SE	István Maradi	Chief Technology and IT	April 1, 2007	—	0
		Officer
SE	István Papp	Chief Operating Officer,	October 16, 2007	—	0
		Business Services BU
SE	György Simó	Chief Operating Officer,	September 20, 2006	—	0
		Alternative Businesses and
		Corporate Development BU
SE	Éva Somorjai	Chief Human Resources	April 1, 2007	—	0
		Officer
SE	János Winkler	Chief Operating Officer,	March 1, 2006	—	0
		Consumer Services BU
Own share property total:					30,546

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

(2) Members of the Board of Directors and Supervisory Board serve until May 31, 2010.

Change in the organizational structure

Mr. Gellért Kadlót, an employee representative member of Magyar Telekom’s Supervisory Board, resigned from his position as a member of the Company’s Supervisory Board as of April 15, 2008.

The Annual General Meeting of Magyar Telekom held on April 25, 2008 elected Gregor Stücheli and Lothar Alexander Harings as members of the Board of Directors, and Mrs. Zsolt Varga as member of the Supervisory Board.

Declaration of responsibility

We the undersigned declare that to the best of our knowledge all data and information in the attached report are true and correct and the report does not omit any material information necessary for investors to make an informed judgement of Magyar Telekom. We acknowledge that, based on the order of the Capital Markets Act, Magyar Telekom, as an issuer, is responsible for any damage caused by its failure to make a regular or extraordinary announcement or by any misleading announcement made.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, August 7, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: August 7, 2008